

SECURI  IISSION

04019962

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

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SEC FILE NUMBER
8-17109

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robinson and Robinson, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__1337 Hamilton Street__
(No. and Street)

Allentown   PA   18102
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__Leona D. Robinson__   __(610) 435-3518__   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   O'Hay, CPA, Richard W.

(Name – *if individual, state last, first, middle name*)

5230 William Penn Highway   Easton   PA   18045
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

AUG 19 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Leona D. Robinson _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robinson and Robinson, Inc. _____ , as of _____ December 31 _____, 20 03 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Regina M. Harris, Notary Public
City Of Allentown, Lehigh County
My Commission Expires May 26, 2007

Member, Pennsylvania Association Of Notaries

Signature

Title

Notary Public

Executive Vice-President/
Treasurer

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Richard W. O'Hay
Certified Public Accountants
5230 WILLIAM PENN HIGHWAY
EASTON, PENNSYLVANIA 18045

Richard W. O'Hay, CPA

Susan D. Smallets, CPA
Randall T. Kline, CPA

Telephone (610) 250-9303
Fax (610) 250-9343
www.accountant-city.com/dickohay/

Member of
American Institute of
Certified Public Accountants
Pennsylvania Institute Of
Certified Public Accountants

To the Stockholders and Directors
Robinson & Robinson, Inc.
Allentown, Pennsylvania

I have audited the accompanying statement of financial condition of Robinson & Robinson, Inc. (a corporation) as of December 31, 2003 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robinson & Robinson, Inc. at December 31, 2003 and the results of its operation and cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, memorandum computation of net capital and aggregate indebtedness and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Richard W. O'Hay, CPA
February 6, 2004

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of   12/31/2003 | 99
SEC FILE NO.   9-03199 | 98

ASSETS

Consolidated [ ] | 198
Unconsolidated [X] | 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 17,172	200			$ 17,172	750
2. Receivables from brokers or dealers:						
A. Clearance account	14,535	295				
B. Other	54,114	300	$ 396	550	69,045	810
3. Receivables from non-customers	0	355	6,065	600	6,065	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	55,100	424				
E. Spot commodities		430			55,100	850
5. Securities and/or other investments not readily marketable:						
A. At cost $	130					
B. At estimated fair value		440	20,100	610	20,100	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630	0	880
A. Exempted securities $	150					
B. Other securities $	160					
7. Secured demand notes:		470		640	0	890
market value of collateral:						
A. Exempted securities $	170					
B. Other securities $	180					
8. Memberships in exchanges:						
A. Owned, at market $	190					
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660	0	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670	0	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	33,148	680	33,148	920
11. Other assets	0	535	3,227	735	3,227	930
12. TOTAL ASSETS	$ 140,921	540	$ 62,936	740	$ 203,857	940

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ 0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	0 [1115]	[1305]	0 [1540]
15. Payable to non-customers	18,976 [1155]	[1355]	18,976 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	8,491 [1205]	[1385]	8,491 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABILITIES	$ 27,467 [1230]	$ 0 [1450]	$ 27,467 [1760]

Ownership Equity

	A.I.		Total
21. Sole proprietorship			$ [1770]
22. Partnership (limited partners	$ [1020])		[1780]
23. Corporation			
A. Preferred stock			[1791]
B. Common stock			2,200 [1792]
C. Additional paid-in capital			178,374 [1793]
D. Retained earnings			(4,184) [1794]
E. Total			176,390 [1795]
F. Less capital stock in treasury			0 [1796]
24. TOTAL OWNERSHIP EQUITY			$ 176,390 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 203,857 [1810]